Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

December 15, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer
Bonnie Baynes
Sonia Bednarowski
J. Nolan McWilliams

Re:	Exodus Movement, Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted October 30, 2020
CIK No.: 0001821534

Ladies and Gentlemen:

On behalf of our client, Exodus Movement, Inc. (“Exodus” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 3, 2020, relating to the above referenced Draft Offering Statement on Form 1-A (the “Draft Offering Circular”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Offering Circular (the “Revised Draft Offering Circular”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Offering Circular submitted on October 30, 2020), all page references herein correspond to the Revised Draft Offering Circular.

AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO
SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission
December 15, 2020

Draft Offering Statement on Form 1-A

General

1.
Refer to your response to comments 2, 3, 4 and 5. While we do not have any further comments at this time regarding whether the activities identified in these comments are being conducted in compliance with the federal securities laws, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response.

The Company respectfully acknowledges the Staff’s comment.

Offering Summary, page 1

2.
Refer to your response to comment 12. Please disclose the status of the process to have your Common Stock Tokens traded on the ATS and the additional steps, including an estimate of how long each step would take, if you sign an agreement to have your Class A common stock traded on the tZERO ATS.

The Company acknowledges the Staff’s comment and respectfully notes that its discussions with tZero regarding the availability of the Common Stock Tokens on tZero’s platform remain ongoing. The Company has not yet entered into a definitive agreement with tZero, and there can be no assurance that any definitive agreement will be reached with tZero. The Company will provide further details on the process of having their Common Stock Tokens traded on an ATS if and when the Company has signed a definitive agreement.

In light of the ongoing uncertainty regarding the availability of an alternative trading system (“ATS”) for the Common Stock Tokens, the Company has made the following changes to the Revised Draft Offering Circular:

•
On the cover page and pages 11, 34, 35, 110, and 111, the Company has removed the references to tZero as the potential ATS for the Common Stock Tokens. The Company will update this disclosure again if and when a definitive agreement has been reached with tZero.

•
On pages 34 and 35, the Company has provided additional disclosure regarding the risk that the Common Stock Tokens may not be available for purchase or trading on any ATS. The Company will update this disclosure again if and when a definitive agreement has been reached with tZero.

Risk Factors

Risks Related to Our Business and Our Industry, page 48

3.
Please address the risks related to complying with the broker-dealer financial responsibility rules, including, for example, compliance with Exchange Act Rule 15c3-3(b) related to establishing and maintaining physical possession or control of a customers’ digital asset securities.

In response to the Staff’s comment, the Company has added a new risk factor on page 51 of the Revised Draft Offering Circular.

Securities and Exchange Commission
December 15, 2020

Business
Overview of Our Business, page 68

4.
Refer to your response to comment 17. So that investors understand the scope of your international operations, please disclose here and in your offering summary that, for your most recently completed fiscal year, all of your revenue was earned in non-U.S. jurisdictions with 92% earned in APAC in fiscal year 2019. In addition, please disclose here and in your offering summary the percentage of revenue earned from your three largest customers in fiscal year 2019.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6, 25 and 79 of the Revised Draft Offering Circular.

Our App Offerings, page 76

5.
Refer to your response to comment 20. Please expand the discussion regarding the ways in which your business is affected by the market volatility of Bitcoin and other digital assets because: (i) the majority of the fees earned pursuant to your API agreements are paid in digital assets, (ii) you pay your employees in Bitcoin, and (iii) each month, you convert a portion of your Bitcoin holdings into U.S. dollars, with a general target of ensuring that half of your total cash holdings are held in Bitcoin and the other half in U.S. dollars.

In response to the Staff’s comment, the Company has updated the disclosure on page 30 of the Revised Draft Offering Circular.

6.
Refer to your response to comment 22. Please quantify the percentage of fees you earn from SportX, Wyre, and the Exchange Aggregator paid in Bitcoin, other digital assets, or U.S. dollars. In addition, please clarify when and how the value of the digital assets owed to and received by you as payment under the API agreements is determined.

The Company acknowledges the Staff’s comments and has made the following changes to the Revised Draft Offering Circular:

•
On pages 78, 80 and 81, the Company has quantified the percentage of fees the Company earned from SportX, Wyre and the Exchange Aggregator paid in Bitcoin, other digital assets, or U.S. dollars in 2019.

•	On pages 78, 80 and 81, the Company has provided additional information regarding the timing and valuation of payments under the application programming interface (“API”) agreements.

Securities and Exchange Commission
December 15, 2020

Principal and Selling Stockholders, page 95

7.
In tabular form, please identify each selling stockholder, state the amount owned by each prior to the offering, the amount offered for their account and the amount to be owned after the offering. In addition, at the bottom of the table, provide the total number of securities being offered for the account of all stockholders and describe what percent of the pre-offering outstanding securities of each class the offering represents. Refer to Item 5(d) to Part II of Form 1-A.

The Company acknowledges the Staff’s comment. The Company has not yet definitively determined which of its stockholders will participate in the offering. The Company respectfully notes that, prior to seeking qualification of this offering, it intends to update future filings with the relevant disclosure once the identities of the selling stockholders have been finalized.

Plan of Distribution, page 106

8.
Refer to your response to comment 10. To the extent you choose to discontinue the usage of Common Stock Tokens, clarify whether you will also file a current report on Form 1-U. If not, tell us why this would not be required by Rule 257(b)(4).

In response to the Staff’s comment, the Company has updated the disclosure on page 109 of the Revised Draft Offering Circular.

9.
Refer to your response to comment 11. Please clarify how the transfer agent will use its whitelisting process to monitor peer-to-peer transactions and other transfers for compliance with federal securities laws.

In response to the Staff’s comment, the Company has updated the disclosure on pages 109 and 110 of the Revised Draft Offering Circular.

10.
Refer to your response to comment 30. To the extent that you offer shares of Class A common stock because associated persons declined to offer their shares, please tell us how you will ensure the change in offering allocation does not exceed the offering limits in Rule 251(a)(2).

The Company acknowledges the Staff’s comment and has revised page 108 of the Revised Draft Offering Circular.

Trading shares of Exodus Class A common stock following the closing of this offering, page 108

11.
You state that your Class A common stock may be traded exclusively on a specific ATS or, alternatively, in peer-to-peer transactions limited to other stockholders or certain eligible counterparties. Please tell us the legal basis for restricting the transferability of tokens to the extent you describe and how you intend to enforce these restrictions against token holders who attempt to dispose of tokens via other means. Additionally, revise the carryover risk factor on pages 32-33 to describe the risks to Class A common stockholders of the transfer restrictions, including to the extent more restrictive than transfer restrictions on traditional untokenized common stock.

Securities and Exchange Commission
December 15, 2020

The Company acknowledges the Staff’s comment, and has revised the disclosure on the cover page and pages 8, 11, 34, 35, and 111 of the Revised Draft Offering Circular. Respectfully, the Company would like to clarify that it does not intend to restrict the transferability of its Class A common stock. Instead, the Company seeks to provide holders of its Class A common stock with an additional way to buy, sell and transfer their shares through the use of the Common Stock Tokens. The Common Stock Tokens are in no way intended to limit the transferability of the Class A common stock–rather, they are intended to provide holders with an easier, more immediate way of effecting transfers. The Company’s intent by its use of the word “exclusively” was only to indicate that its Class A common stock would not currently trade on other ATSs or a national stock exchange. It was not intended to set any limitations on the transferability of the Class A common stock. Accordingly, the Company has removed the word “exclusively” and added language where appropriate to clarify its position.

12.	Refer to your response to comment 33. To the extent known, please quantify the range of the gas fees necessary to process a transaction on the Ethereum Blockchain.

In response to the Staff’s comment, the Company has updated the disclosure on page 112 of the Revised Draft Offering Circular.

Where You Can Find Additional Information, page 112

13.
You state that as a result of this offering, you will become subject to the information and reporting requirements of the Exchange Act. Please tell us whether you intend to register under the Exchange Act concurrently with this offering or, alternatively, you intend to rely on the exemption from Offering under Exchange Act Rule 12g-6.

The Company acknowledges the Staff’s comment and has revised page 115 of the Revised Draft Offering Circular.

The Company does not intend to register under the Exchange Act concurrently with this offering. The Company anticipates that, after the offering, it will qualify for, and rely upon, the conditional exemption from registration established by Rule 12g5-1(a)(7) under the Exchange Act.

Notes to Unaudited Condensed Consolidated Financial Circulars

Note 2: Intangible Assets

Digital Assets, page F-10

14.
We acknowledge your response to prior comment 34 and your added disclosures on pages F-10 and F-27. As previously requested, please tell us the names of the market(s) used to value your various digital assets held and tell us how these market(s) are the principal or most-advantageous market(s) as stipulated in ASC 820-10-35-5.

The Company utilizes numerous markets for the actual trading of digital assets for fiat currency, including over-the-counter desks that source liquidity from multiple exchanges, and therefore the Company does not have a principal market. The Company has contracted with Coinmarketcap to provide digital asset pricing information to its wallet users.

In the absence of a principal market, the Company has determined that the Coinmarketcap data publicly available on Yahoo! Finance is the most advantageous source of pricing information used in valuation calculations.

* * * * *

Securities and Exchange Commission
December 15, 2020

Please direct any questions regarding the Company’s responses or the Revised Draft Offering Statement to me at (202) 973-8887 or acaiazza@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Amy B. Caiazza
Amy B. Caiazza

cc:	Jon Paul Richardson, Exodus Movement, Inc.
Robert H. Rosenblum, Wilson Sonsini Goodrich & Rosati, P.C.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.